UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ADAPTHEALTH CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 par value

(Title of Class of Securities)

00653Q102

(CUSIP Number)

RICHARD BARASCH

780 THIRD AVENUE, 37TH FLOOR

NEW YORK, NY 10017

(212) 551-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00653Q102

1	Name of Reporting Persons Richard Barasch

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 858,217(1)

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 853,217(1) (2)

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Person 858,217(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 2.1%

14	Type of Reporting Person IN

(1)         Excludes 510,000 shares of Class A Common Stock of the Issuer held by the 2014 Barasch Family Trust #1, of which the Reporting Person is not a trustee, but of which he is a beneficiary with no investment or voting control.

(2)         Excludes 5,000 restricted shares of Class A Common Stock of the Issuer held by the Reporting Person over which the Reporting Person does not have investment control.

SCHEDULE 13D

CUSIP No. 00653Q102

1	Name of Reporting Persons RAB Ventures (DFB) LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Person - 0 -

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) - 0 -

14	Type of Reporting Person OO

Item 1.  Security and Issuer.

The securities to which this Schedule 13D relates are shares of common stock, par value $0.0001 per share (“Class A Common Stock”), of AdaptHealth Corp. (the “Issuer”).  The principal executive offices of the Issuer are located at 220 West Germantown Pike, Suite 250, Plymouth Meeting, PA 19462.

Item 2.  Identity and Background.

(a) This Schedule 13D is filed by Richard Barasch (“Barasch”) and RAB Ventures (DFB) LLC, a Delaware limited liability company of which Barasch is the managing member (“RAB” and, together with Barasch, the “Reporting Persons”).

The Previous 13D (defined below) reported that the Reporting Persons and Deerfield/RAB Ventures LLC (“Deerfield/RAB”) were the beneficial owners of Class A Common Stock and warrants to purchase Class A Common Stock (the “Private Placement Warrants”).  The Reporting Persons previously reported their beneficial ownership on a Schedule 13D filed with the Commission on March 5, 2018, as amended by Amendment No. 1 to Schedule 13D filed by the reporting persons thereto with the Commission on April 3, 2018, Amendment No. 2 to Schedule 13D filed by the reporting persons thereto with the Commission on July 12, 2019, and Amendment No. 3 to Schedule 13D filed by the reporting persons thereto with the Commission on October 22, 2019 (as so amended, the “Previous 13D”) with respect to the Issuer. In the Previous 13D, the Reporting Persons jointly filed with Deerfield/RAB of which RAB was a member.  Deerfield/RAB distributed its interests in the Issuer to its members on December 20, 2019 (the “Deerfield/RAB Distribution”). This Schedule 13D relates solely to the Reporting Persons named herein and no other person.

On December 20, 2019, following the Deerfield/RAB Distribution, RAB in turn distributed its interest in the Issuer to its Members.  As a result of such distribution, RAB ceased to be the beneficial owner of any of the Issuer’s Class A Common Stock on December 20, 2019.  See Item 3.

(b) The principal business address of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, NY 10017.

(c) Barasch is a director and chairman of the Issuer. The sole business of RAB was to hold a membership interest in Deerfield/RAB.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not or are not subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) Barasch is a citizen of the United States of America. RAB was formed under Delaware law.

Item 3.         Source and Amount of Funds or Other Consideration.

On December 20, 2019, RAB received 1,282,437 shares of Class A Common Stock and 923,052 Private Placement Warrants in the Deerfield/RAB Distribution. On that same date, RAB distributed all of such shares of Class A Common Stock and Private Placement Warrants (the “RAB Distribution”) to its members pursuant to RAB’s Operating Agreement for no consideration.  As a result of the RAB Distribution, RAB ceased to beneficially own shares of Class A Common Stock previously held by it or shares of Class A Common Stock underlying Private Placement Warrants previously held by it.

Barasch obtained 325,903 shares of Class A Common Stock and 527,314 Private Placement Warrants in the RAB Distribution for no consideration in respect of his membership interests of RAB.

The 2014 Barasch Family Trust #1, of which Barasch is not a trustee, but is a beneficiary with no investment or voting control, obtained 510,000 shares of Class A Common Stock in the RAB Distribution for no consideration in respect of its membership interests of RAB. These shares are not included in the securities to which this Schedule 13D pertains.

On December 16, 2019, Barasch was granted 5,000 restricted shares of Class A Common Stock of the Issuer (the “Restricted Class A Common Stock”) pursuant to the Issuer’s 2019 Stock Incentive Plan (the “2019 Plan”) for no consideration. Pursuant to the 2019 Plan, Barasch has the right to vote the shares of Restricted Class A Common Stock as of the date of grant. However, Barasch is restricted from disposing of the shares of Restricted Class A Common Stock until November 7, 2020, when the shares vest.

Item 4.         Purpose of the Transaction.

On December 20, 2019, Deerfield/RAB distributed all of the shares of Class A Common Stock and all of the Private Placement Warrants representing a corresponding number of underlying shares of Class A common stock to its members, which were RAB and Deerfield Private Design Fund IV L.P.  Such shares and Private Placement Warrants were distributed to Deerfield/RAB’s members pursuant to Deerfield/RAB’s Operating Agreement for no consideration.  As a result of such distribution, Deerfield/RAB ceased to beneficially own shares of Class A Common Stock previously held by, and shares of Class A Common Stock underlying Private Placement Warrants previously held by, it that were distributed to its members.

On December 20, 2019, RAB distributed all of its shares of Class A Common Stock and all of its Private Placement Warrants to its members.  Such shares of Class A Common Stock and Private Placement Warrants were distributed to RAB’s members pursuant to the Operating Agreement of RAB for no consideration.  As a result of the RAB Distribution, RAB ceased to beneficially own shares of Class A Common Stock previously held by, and shares of Class A Common Stock underlying Private Placement Warrants previously held by, it.

On December 16, 2019, Barasch was granted the shares of Restricted Class A Common Stock pursuant to the 2019 Plan for no consideration. Pursuant to the 2019 Plan, Barasch has the right to vote the shares of Restricted Class A Common Stock as of the date of grant. However, Barasch is restricted from disposing of the shares of Restricted Class A Common Stock until November 7, 2020, when the shares vest.

On January 22, 2020, the Issuer filed a Registration Statement on Form S-3 (the “Registration Statement”), in which all of Barasch’s shares of Class A Common Stock, Private Placement Warrants and Restricted Class A Common Stock will be registered for resale. Pursuant to the Registration Statement, Barasch may, from time to time, sell some or all of his shares of Class A Common Stock covered by the prospectus included in the Registration Statement on Nasdaq or any other stock exchange, market or trading facility on which the Class A Common Stock or Private Placement Warrants are traded or in private transactions.

Item 5.         Interest in Securities of the Issuer.

(a)                                 Richard Barasch

Number of shares:                                            858,217

Percentage of shares:                             2.1%

RAB Ventures (DFB) LLC

Number of shares:                                            0

Percentage of shares:                             0%

(b)                                 Richard Barasch

Sole power to vote or direct the vote:  858,217

Shared power to vote or direct the vote:   0

Sole power to dispose or to direct the disposition:  853,217

Shared power to dispose or direct the disposition:   0

RAB Ventures (DFB) LLC

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:   0

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:   0

Following the Deerfield/RAB Distribution and the subsequent dissolution of Deerfield/RAB, the Reporting Persons ceased to be a member of a “group” that may have existed for purposes of the Securities Exchange Act of 1934 with Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P. (a member of Deerfield/RAB prior to its liquidation), Deerfield Management Company, L.P., James E. Flynn, a natural person, Steven I. Hochberg, a natural person, Barasch, a natural person, and RAB.

(c)  Except as set forth in Item 3 of this Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer’s securities during the past 60 days.

(d) Except as set forth in Item 2(a), Item 3 and Item 5(b) of this Schedule 13D, as of the date of this Schedule 13D, no person other than Barasch is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock to which this Schedule 13D pertains.

(e)  The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Class A Common Stock on December 20, 2019.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 18, 2019, RAB and Deerfield Private Design Fund IV, L.P. entered into that certain Joinder to Letter Agreement (the “December 2019 Joinder Agreement”) with the Issuer with respect to specified paragraphs of the letter agreement, dated as of February 15, 2018, by and among the Issuer, Deerfield/RAB, Barasch, Christopher Wolfe, Steven Hochberg, Dr. Mohit Kaushal, Dr. Gregory Sorensen and Dr. Susan Weaver. A Copy of the December 2019 Joinder Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits.

1                                         Joinder to Letter Agreement, dated December 18, 2019, by and among RAB, Deerfield Private Design Fund IV, L.P., and the Issuer (incorporated by reference to Exhibit 10 to the Schedule 13D/A pertaining to securities of the Issuer filed by Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Management Company, L.P. and James E. Flynn on January 24, 2020).

2                                         Joint Filing Agreement, dated as of February 4, 2020, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2020

/s/ Richard Barasch
Richard Barasch

RAB Ventures (DFB) LLC

By:	/s/ Richard Barasch
Name: Richard Barasch
Title: Manager